Exhibit 13

Annual Report 2021

PRESIDENT'S LETTER TO SHAREHOLDERS

It is my pleasure to report our 2021 results. The challenge to our employees in 2021 was to prioritize safety, work efficiently and focus on customer needs. Our employees exceeded our expectations in meeting this challenge despite unique and unprecedented circumstances. These efforts resulted in the strong $1.22 earnings per share and enabled our seventy-seventh consecutive year of shareholder dividend payments.

Roanoke Gas Company's net income increased by $1.8 million or 22%. We installed over 7 miles of new natural gas main and added almost 600 new customers, increases of 71% and 8%, respectively, over last year. Our damage rates and crew response times also improved.

ESG remains an area of focus. In addition to our improved safety metrics, our corporate office solar project became operational in November 2020, lowering our overall energy usage and reducing our carbon footprint. We continued our methane reduction efforts through the SAVE renewals by replacing nearly 8 miles of main, over 600 services and another city gate transfer station.

Construction activities on the Mountain Valley Pipeline (MVP) continued in 2021 but were not completed, as reflected in the reduced Midstream earnings. Total project work is more than 90% complete. We continued to advocate vigorously in 2021 for the MVP's completion and the final restoration of the project right-of-way, both of which are in the public interest. The MVP, and the clean and affordable natural gas that it will deliver to Roanoke Gas Company's service territory and our growing customer base, is needed more than ever.

The momentum from our 2021 successes has carried over into 2022. Demand for natural gas remains strong and we are pleased to continue to meet the energy needs of our community.

Thank you for your continued investment in our Company.

Sincerely,

Paul W. Nester
President and CEO

CORPORATE INFORMATION

BOARD OF DIRECTORS

ANNUAL REPORT AND 10-K

This annual report, 10-K and the financial statements contained herein are submitted to the shareholders of the Company for their general information and not in connection with any sale or offer to sell, or solicitation of any offer to buy, any securities.

PUBLIC INFORMATION AND SEC FILINGS

Our latest news and Securities and Exchange Commission (SEC) filings are available to view and print on our website, www.rgcresources.com. Send written notice to Investor Relations to request a printed copy of any Company publication.

ANNUAL MEETING

Our annual meeting of shareholders will be held virtually at the following URL www.virtual shareholdermeeting.com/RGCO2022 on Monday, January 24, 2022, at 11:30 a.m. Proxies will be requested from shareholders when the notice of meeting, proxy statement and form of proxy are mailed on or about December 8, 2021.

Transfer Agent and Registrar:
Broadridge Financial Solutions Inc.
c/o RGC Resources, Inc.
P.O. Box 1342, Brentwood, NY 11717
Phone: (844) 388-9273
Email: shareholder@broadridge.com
Web: shareholder.broadridge.com/rgco/

Analyst and Media Inquiries:
RGC Resources, Inc.
c/o Analyst/Media Inquiries,
P.O. Box 13007, Roanoke, VA 24030
Email: Investor_Relations@RGCResources.com
Web: www.rgcresources.com/investor-financial-information/

519 Kimball Avenue, NE
P.O. Box 13007
Roanoke, Virginia 24030-3007

www.rgcresources.com

Facebook.com/RoanokeGas

Twitter.com/RoanokeGas

Trading on NASDAQ as RGCO